Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	The name of the Corporation is Tavros Gold Corp.

2.	The Registered Office of the corporation in the State of Delaware is located at 251 Little Falls Drive, in the City of Wilmington 19808, County of New Castle. The name of the Registered Agent at such address upon whom process against this corporation may be served is Corporation Service Company, the business office of which is identical with the registered office of the Corporation as listed herein.

3.	The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.	The total number of shares of stock which the Corporation shall have authority to issue is two hundred twenty million (220,000,000) shares, which shares shall be divided into two classes consisting of: (i) two hundred million (200,000,000) shares of Common Stock (with $.001 par value per share) and (ii) twenty million (20,000,000) shares of Preferred Stock (with $.001 par value per share).

5.	Shares of any stock may be issued from time to time as the Board of Directors of the Corporation shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors. The Board of Directors shall have any and all rights provided to them by the General Corporation Law of the State of Delaware, especially those listed in Section 151 of the General Corporation Law of the State of Delaware.

6.	The name and mailing address of the incorporator is: George Perlman, PA, located at 1441 Brickell Avenue Ste 1400, Miami, FL 33131.

By:	/s/ George D. Perlman
Incorporator

Name:	George D. Perlman
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